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                               September 27, 2022

       Rafael Museri
       Chief Executive Officer
       Selina Hospitality PLC
       6th Floor, 2 London Wall Place
       Barbican, London EC2Y 5AU
       England

                                                        Re: Selina Hospitality
PLC
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 23,
2022
                                                            File No. 333-266715

       Dear Mr. Museri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed September 23, 2022

       May the Sponsor and the other Initial Stockholders purchase public shares..., page 17

   1. We note your response to comment 4. However, your disclosure still states that "the
                                                        Initial Stockholders,
Selina and/or its affiliates may enter into transactions with investors and others to provide
them with incentives to acquire shares of BOA Class A Common
                                                        Stock or vote their
shares in favor of the Business Combination Proposal." Please revise.
 Rafael Museri
FirstName LastNameRafael  Museri
Selina Hospitality PLC
Comapany 27,
September NameSelina
               2022    Hospitality PLC
September
Page 2    27, 2022 Page 2
FirstName LastName
Key Metrics, page 194

2. Please refer to the responses to comments 1 and 2. Please balance your disclosure of open bedspaces by including disclosure of out of order bedspaces as of the same date.
         Similarly, please also include occupancy and total revenue per bedspace measures that have as their denominator total open bedspaces (including out-of-order beds).
Non-IFRS Financial Measures, page 203

3. We have considered your response to our prior comment 5 in your response letter dated
         August 9, 2022. We note that your non-IFRS measures of Adjusted EBITDA and Unit-
         Level Operating Profit/(Loss) both include an adjustment for rent payments. Please address the following points with respect to your measures:

                Please revise your calculation of adjusted EBIDTA to remove the rent payment adjustment.
                Please provide us with an analysis of why you believe excluding rent payments from unit level operating profit/loss measure provides meaningful information to investors. Your response should address (1) why you believe a rent payment adjustment is need to arrive at a measure of until level operating profit and (2) how you determined the rent adjustment should be comprised of current period lease payments rather than lease related expenses that are reflected on your income statement.
                Please revise to clarify why the unit level operating profit/loss measures in this table do not agree the same titled combined measures in the Segment Reporting footnote on page F-39.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Ben Stein